EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

among

KD SCIENTIFIC INC.,

KEN DUNNE,

and

HARVARD BIOSCIENCE, INC.,

dated as of

March 3, 2004

TABLE OF CONTENTS

ARTICLE I	DEFINITIONS AND INTERPRETATION
1.1	Defined Terms
1.2	Headings
1.3	Drafting

ARTICLE II	STOCK PURCHASE; CLOSING
2.1	Purchase and Sale of the Stock; Distribution of Certain Assets Prior to Closing
2.2	Purchase Price and Payment.
2.3	Payment of Purchase Price
2.4	Closing Adjustment to Purchase Price; Post Closing Adjustment to Purchase Price
2.5	Excluded Liabilities
2.6	Completion of Purchase and Sale.

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
3.1
3.2	Organization and Good Standing
3.3	Power and Authority of Purchaser
3.4	Enforceability
3.5	No Conflicts
3.6	No Brokers
3.7	Securities Law Compliance
3.8	Escrow Fees

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER REGARDING THE STOCKHOLDER AND THE TRANSACTION
4.1	No Conflicts.
4.2	Enforceability
4.3	Title
4.4	No Agreements
4.5	No Brokers
4.6	Litigation

ARTICLE V	REPRESENTATIONS AND WARRANTIES OFTHE STOCKHOLDER REGARDING THE COMPANY
5.1	Organization and Good Standing
5.2	Power and Authority; Enforceability
5.3	No Conflicts
5.4	Capitalization and Ownership
5.5	Subsidiaries and Investments
5.6	Compliance
5.7	Financial Statements and Related Matters
5.8	Conduct in Ordinary Course
5.9	Litigation
5.10	Intellectual Property
5.11	Material Contracts
5.12	Real Property
5.13	Title to Property and Related Matters

i

5.14	Governmental Permits.
5.15	Taxes and Tax Returns.
5.16	Employment and Labor Matters
5.17	Employee Benefit Matters.
5.18	Insurance
5.19	Environmental Laws

ARTICLE VI	COVENANTS
6.1	Further Assurances
6.2	Right to Audit Year-End Financial Statements
6.3	Duty to Cooperate
6.4	Public Announcements
6.5	Tax Matters
6.6	Transition Support
6.7	Transfer of Assets

ARTICLE VII	CLOSING CONDITIONS AND DELIVERIES
7.1	Conditions to the Purchaser’s Consummation of the Acquisition
7.2	Conditions to the Stockholder’s Consummation of the Acquisition

ARTICLE VIII	CLOSING
8.1	Closing
8.2	Closing Documents

ARTICLE IX	INDEMNIFICATION
9.1	Indemnification of Purchaser
9.2	Indemnification of the Stockholder
9.3	Minimization of Indemnities
9.4	Limitation on Indemnities
9.5	Notice; Defense of Claims
9.6	Indemnification as Exclusive Remedy
9.7	Satisfaction of the Stockholder’s Indemnification Obligations

ARTICLE X	MISCELLANEOUS
10.1	Survival
10.2	Expenses
10.3	Governing Law
10.4	Dispute Resolution
10.5	Notices
10.6	Assignment; Successors
10.7	Entire Agreement
10.8	Severability
10.9	Remedies
10.10	Time
10.11	Modification, Amendment, Waiver
10.12	Counterparts; Facsimile

ii

Exhibits

Exhibit A	-	Form of Escrow Agreement
Exhibit B	-	Form of Non- Competition Agreement
Exhibit 2.4		Form of Unaudited Estimated Closing Statement of Assets and Liabilities

Schedules
Schedule 2.1(b)	-	Distributed Assets
Schedule 2.5	-	Excluded Liabilities
Schedule 5.1	-	Organization and Good Standing
Schedule 5.3	-	Consents
Schedule 5.7(a)	-	Financial Statements
Schedule 5.7(c)	-	Inventory
Schedule 5.8	-	Conduct Not in Ordinary Course
Schedule 5.10	-	Proprietary Rights
Schedule 5.11	-	Material Contracts
Schedule 5.12	-	Real Property Leases
Schedule 5.13	-	Tangible Personal Property
Schedule 5.14	-	Governmental Permits
Schedule 5.15(b)		Tax Matters
Schedule 5.16	-	Employees
Schedule 5.17	-	Employee Benefit Plans
Schedule 5.18	-	Insurance
Schedule 5.19	-	Environmental Matters

iii

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”), dated as of March 3, 2004, is entered into by and among KD Scientific Inc., a Massachusetts corporation (the “Company”), Ken Dunne (the “Stockholder”) and Harvard Bioscience, Inc., a Delaware corporation (the “Purchaser”).  For purposes of this Agreement, Purchaser, the Company and the Stockholder are referred to sometimes collectively as the “parties” and individually as a “party”.

RECITALS

WHEREAS, the Stockholder owns all of the issued and outstanding shares of the Company’s capital stock.

WHEREAS, the Company is engaged in the business of designing, manufacturing, marketing and selling microprocessor-controlled syringe pumps and accessories (the “Business”).

WHEREAS, the Purchaser desires to purchase from the Stockholder, and the Stockholder desires to sell to the Purchaser, for the consideration stated herein, all of the outstanding shares of capital stock of the Company, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the premises set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1           Defined Terms.  Certain capitalized terms used herein are defined parenthetically in this Agreement.  The meanings assigned to such terms shall be applicable to each use of such terms throughout this Agreement.

1.2           Headings.  The article, section and other headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions of this Agreement.

1.3           Drafting.  The parties have participated jointly in the negotiation and drafting of this Agreement, and they agree that any ambiguity or question of intent or interpretation that may arise shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

STOCK PURCHASE; CLOSING

2.1           Purchase and Sale of the Stock; Distribution of Certain Assets Prior to Closing.

(a)           Subject to the terms and conditions set forth in this Agreement, the Stockholder agrees to sell and deliver to the Purchaser, and the Purchaser agrees to purchase and accept from the Stockholder, in consideration of the Purchase Price set forth in Section 2.2 below, One Hundred (100) shares of the Company’s common stock (the “Shares”), which shares constitute all of the issued and outstanding shares of the Company’s capital stock (the “Acquisition”).

(b)           Notwithstanding anything to the contrary contained in this Agreement, prior to Closing, the Company will cause those assets listed on Schedule 2.1(b) to be distributed or transferred to Seller (the “Distributed Assets”) and such Distributed Assets will not be deemed assets of the Company as of the Closing.

2.2           Purchase Price and Payment.  The consideration to be paid by the Purchaser to the Stockholder in connection with the Acquisition (the “Purchase Price”) shall be Six Million Six Hundred and Fifty Thousand Dollars ($6,650,000.00), subject to adjustment in accordance with Section 2.4 below.

2.3           Payment of Purchase Price.  The Purchaser shall pay the Purchase Price as follows:

(a)           At the Closing, the Purchaser shall pay the Stockholder the sum of Six Million One Hundred Thirty One Thousand, Five Hundred Ninety Five Dollars ($6,131,595.00) (the “Cash Payment”) by wire transfer of immediately available funds, which Cash Payment reflects the Closing Adjustment Amount, if any, and the deduction of the Escrow Payment (as defined below).

(b)           At the Closing, to secure the Stockholder’s indemnification obligations under this Agreement, the Purchaser shall deliver Five Hundred Eighteen Thousand Four Hundred Five Dollars ($518,405.00) of the Purchase Price (the “Escrow Payment”) to Mellon Trust of New England, N.A. (the “Escrow Agent”) by wire transfer of immediately available funds, to be held and disbursed in accordance with the terms of an escrow agreement (the “Escrow Agreement”) among the Purchaser, the Stockholder and the Escrow Agent, the form of which is attached hereto as Exhibit A.

2.4           Closing Adjustment to Purchase Price; Post Closing Adjustment to Purchase Price.

(a)           No later than the third business day prior to the Closing Date, the Stockholder shall deliver to the Purchaser an estimated statement of assets and liabilities of the Company as of the Closing Date, excluding the Distributed Assets, in substantially the form as and based on the accounting principles contained in the example attached hereto as Exhibit 2.4 (the “Unaudited Estimated Closing Statement of Assets and Liabilities”), which statement shall be derived from the unaudited estimated balance sheet of the Business as of the Closing Date, excluding the Distributed Assets.  Purchaser shall have an opportunity to dispute the accuracy of such Unaudited Estimated Closing Statement of Assets and Liabilities, and the transactions contemplated hereby shall not close until such time as Purchaser and the Stockholder have agreed upon such Unaudited Estimated Closing Statement of Assets and Liabilities.

(b)           In the event that the value of the assets less the liabilities (the “Net Assets”) as reflected on the Unaudited Estimated Closing Statement of Assets and Liabilities (the “Closing Net Asset Value”) is less than $350,000, then the Purchase Price shall be reduced by one dollar ($1.00) for every dollar that the Closing Net Asset Value is less than $350,000, rounded to the nearest whole-dollar (the “Closing Adjustment Amount”).  This Closing Adjustment Amount shall reduce the Cash Payment, as reflected in Section 2.3(a)

(c)           If desired by the Purchaser, the Purchaser shall cause its certified public accountants (the “Accountants”), to prepare and deliver to the Stockholder, in accordance with the notice provisions of Section 10.5 below, within thirty (30) days of the Closing Date, an audited statement of assets and liabilities of the Company, excluding the Distributed Assets, of the Company as at the Closing Date (the “Final Audited Statement of Assets and Liabilities”), which Final Audited Statement of Assets and Liabilities shall be prepared consistent with and based on the accounting principles contained in the example attached hereto as Exhibit 2.4. The Stockholder shall have fifteen (15) days to deliver to the Purchaser a written objection to the Final Audited Statement of Assets and Liabilities, which objection shall include a reasonably detailed statement of the basis for the Stockholder’s objection.  If the Stockholder fails to timely object, then the Final Audited Statement of Assets and Liabilities shall be deemed accepted as presented.  If the Stockholder timely objects to the Final Audited Statement of Assets and Liabilities and the Stockholder and the Purchaser are unable to resolve such dispute within ten (10) days of the Purchaser’s receipt of Stockholder’s objections, then the issues in dispute shall be submitted to an unrelated, independent accounting firm of national reputation, mutually acceptable to the Purchaser and the Stockholder (the “Independent Accounting Firm”) for resolution.  The Independent Accounting Firm shall be instructed to submit a report to the Purchaser and the Stockholder within thirty (30) days with a determination regarding any disputed items (such disputed amounts to be resolved by the Independent Accounting Firm in accordance with the accounting principles contained in the example attached hereto as Exhibit 2.4), and such report shall be final, binding and conclusive on the parties hereto.  The version of the Audited Statement of Assets and Liabilities as finally determined by this Section 2.4(c) shall be deemed the “Final Audited Statement of Assets and Liabilities” for purposes of this Agreement.  The fees, costs and expenses of the Independent Accounting Firm shall be split equally and paid by the parties.

(d)           Any adjustment to the Purchase Price made pursuant to this Section 2.4(d) shall be referred to as the “Post Closing Adjustment Amount”.  In the event a Final

Audited Statement of Assets and Liabilities is completed pursuant to Section 2.4(c) above, then the Purchase Price shall be adjusted as follows:

(i)            If the Closing Net Asset Value as determined in Section 2.4(b) above was greater than $350,000 and the Net Assets of the Company as reflected on the Final Audited Statement of Assets and Liabilities (the “Final Audited Net Asset Value”) is less than $350,000, then the Purchase Price shall be reduced by one dollar ($1.00) for every dollar that the Final Audited Net Asset Value is less than $350,000;

(ii)           If the Closing Net Asset Value was less than $350,000 and the Final Audited Net Asset Value is greater than the Closing Net Asset Value, then the Purchase Price, as adjusted by the Closing Adjustment Amount, shall be increased by an amount equal to the difference between the Final Audited Net Asset Value and the Closing Net Asset Value, provided that the Purchase Price, as increased, shall not exceed Six Million Six Hundred and Fifty Thousand Dollars ($6,650,000); and

(iii)          If the Closing Net Asset Value was less than $350,000 and the Final Audited Net Asset Value is less than the Closing Net Asset Value, then the Purchase Price shall be further reduced by the difference between the Closing Net Asset Value and the Final Audited Net Asset Value.

(iv)          In the event of any additional adjustment made under this Section 2.4(d), the Purchase Price, as adjusted, shall be deemed the “Final Purchase Price” for all purposes hereunder.  If the Purchase Price is to be decreased, the Stockholder shall promptly pay to the Purchaser, by wire transfer of immediately available funds within three (3) days following the determination of the Final Purchase Price, the Post Closing Adjustment Amount.  If the Stockholder fails to remit payment to the Purchaser within three (3) days, the Purchaser may, in its sole discretion, use any portion of the General Escrow Amount (as defined in the Escrow Agreement) to satisfy this Post Closing Adjustment Amount.  If the Purchase Price is to be increased, the Purchaser shall promptly pay to the Stockholder, by wire transfer of immediately available funds within three (3) days following the determination of the Final Purchase Price, the Post Closing Adjustment Amount.

2.5           Excluded Liabilities. Prior to or contemporaneously with the Closing, the Company shall transfer, assign and convey to the Stockholder or the Stockholder shall cause the Company to be fully discharged from all of the liabilities and obligations set forth on Schedule 2.5 attached hereto (collectively, the “Excluded Liabilities”). The Stockholder hereby agrees to assume and become directly and solely responsible for the payment, performance and discharge of the Excluded Liabilities and Purchaser shall be indemnified against any and all Excluded Liabilities pursuant to Section 9.1.

2.6           Completion of Purchase and Sale.  The closing of the Acquisition (the “Closing”) shall take place upon the execution of the Agreement.  The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

3.1           In order to induce the Stockholder to enter into this Agreement and each of the other acquisition documents to which it is or shall be a party, including the Escrow Agreement and the Non-Competition Agreement (the “Acquisition Documents”) and to consummate the transactions contemplated hereby and thereby, the Purchaser hereby represents and warrants to the Stockholder on and as of the date hereof and on and as of the Closing Date as follows:

3.2           Organization and Good Standing.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own, operate and lease its properties and to carry on its business as now being conducted.

3.3           Power and Authority of Purchaser.  The Purchaser has full right, authority and power to enter into this Agreement and each agreement, document and instrument to be executed and delivered by the Purchaser pursuant to this Agreement and to carry out the transactions contemplated hereby.  The execution, delivery and performance by the Purchaser of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary corporate action of the Purchaser and no other action on the part of the Purchaser is required in connection therewith.

3.4           Enforceability.  This Agreement and each of the Acquisition Documents to which Purchaser is or shall be a party constitute, or when executed and delivered will constitute, valid and binding obligations of the Purchaser, enforceable in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy and insolvency law.

3.5           No Conflicts.         Neither the execution and delivery by the Purchaser of this Agreement or the Acquisition Documents to which it is or shall be a party nor the consummation by the Purchaser of the transactions contemplated hereby or thereby:

(a)           violates or conflicts with the Purchaser’s certificate of incorporation or bylaws;

(b)           violates or conflicts with, or constitutes a default under, or results in a breach of, or gives rise to any right of termination, cancellation or acceleration under (including any circumstances that would result in any of the foregoing with notice or lapse of time or both), or requires any consent, authorization or approval under, any term or provision of any material contract to which the Purchaser is a party or by which its assets or properties are bound except to the extent that such circumstance would not reasonably be expected to have or result in a material adverse effect on the ability of the Purchaser to consummate the Acquisition and the transactions contemplated in the other Acquisition Documents to which it is a party or to carry out its obligations hereunder or thereunder; or

(c)           (i) except for the requirement that the Purchaser filed a current report on Form 8-K and other documents under the Securities Exchange Act of 1934, as amended, disclosing the transactions contemplated by this Agreement, legally requires the Purchaser to obtain any consent from, or make any filing with any governmental agency, court, body or instrumentality (whether federal, state, local or foreign) (“Governmental Authority”) or other Person or (ii) violates any provision of (x) any federal, state, local or foreign code, law, ordinance, regulation, reporting or licensing requirement, rule or statute applicable to a person or its assets, properties, liabilities or business, including those promulgated, interpreted or enforced by any Governmental Authority (“Applicable Law”) or (y) any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree (collectively, “Judgment”) to which the Purchaser is a party or by which the Purchaser or any of its properties is subject.

3.6           No Brokers.  No broker has acted on behalf of the Purchaser in connection with this Agreement, the other Acquisition Documents or the transactions contemplated hereby or thereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Purchaser or any action taken by the Purchaser.

3.7           Securities Law Compliance.  The Purchaser understands and acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended or the state securities or blue sky laws of any jurisdiction, and that the transactions contemplated by this Agreement have not been reviewed by, passed on by or submitted to any federal or state agency or commission.  The Purchaser is acquiring the Shares for its own account, for investment, and not with a view to, or for resale in connection with, a distribution thereof, and the Purchaser acknowledges that the Shares acquired hereunder cannot be transferred without being registered under the Securities Act or pursuant to a valid exemption therefrom.

3.8           Escrow Fees.  The Purchaser has paid to the Escrow Agent the administrative fee and all related fees, charges and expenses incurred by the Escrow Agent through the date hereof that are required to be paid by the Escrow Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE
STOCKHOLDER REGARDING THE
STOCKHOLDER AND THE TRANSACTION

In order to induce the Purchaser to enter into this Agreement and each of the other Acquisition Documents to which it is or shall be a party, and to consummate the transactions contemplated hereby and thereby, the Stockholder hereby represents and warrants to the Purchaser on and as of the date hereof and on and as of the Closing Date as follows.

4.1           No Conflicts.  Neither the execution and delivery by the Stockholder of this Agreement or the other Acquisition Documents to which he is or shall be a party nor the consummation by the Stockholder of the transactions contemplated hereby or thereby:

(a)           violates, or conflicts with, or constitutes a default under, or results in a breach of, any term or provision of, or requires any consent, authorization or approval under, any term or provision of any lien, lease, license or other agreement or instrument to which the Stockholder is a party or by which he or his properties are bound; or

(b)           (i) legally requires the Stockholder to obtain any consent from, or make any filing with, any Governmental Authority or other person or (ii) violates any provision of (x) any Applicable Law or (y) any Judgment to which the Stockholder is a party or to which the Stockholder or any of his assets or properties is subject.

4.2           Enforceability.  This Agreement and each of the Acquisition Documents to which the Stockholder is or shall be a party constitute, or when executed and delivered will constitute, valid and binding agreements of the Stockholder, enforceable against the Stockholder in accordance with their terms, subject to applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors rights generally, and the application of equitable principles (whether considered in a proceeding at law or in equity).

4.3           Title.  The Stockholder has good and marketable title to the Shares owned by him, which Shares are owned by the Stockholder free and clear of any and all liens.  Upon delivery to the Purchaser of the certificates for the Shares to be sold hereunder by the Stockholder and instruments of transfer against payment therefor, as set forth herein, the Purchaser will acquire good, valid and marketable title to the Shares, free and clear of any and all liens other than any lien created by the Purchaser.

4.4           No Agreements.  There are no agreements, understandings or other commitments to which the Stockholder or any of his affiliates (other than the Company) is a party regarding the ownership, management or business of, or otherwise affecting or relating to, the Company, other than those which will be terminated prior to or contemporaneously with the Closing.

4.5           No Brokers.  No broker has acted on behalf of the Stockholder in connection with this Agreement, the other Acquisition Documents or the transactions contemplated hereby or thereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Stockholder or any action taken by the Stockholder.

4.6           Litigation.  The Stockholder is not engaged in, and there is not, to the knowledge of the Stockholder pending, nor has the Stockholder received any written notice of, any Legal Action (defined in Section 5.9) which would prevent or otherwise inhibit the Stockholder from consummating the transactions contemplated hereby or carrying out its obligations hereunder or under the other Acquisition Documents to which he is or shall be a party.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF
THE STOCKHOLDER REGARDING THE COMPANY

In order to induce the Purchaser to enter into this Agreement and each of the other Acquisition Documents to which it is or shall be a party, and to consummate the transactions contemplated hereby and thereby, the Stockholder hereby represents and warrants to the Purchaser on and as of the date hereof and on and as of the Closing Date as follows:

5.1           Organization and Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Massachusetts.  The Company is qualified to do business and is in good standing in each jurisdiction set forth in Schedule 5.1 hereto, constituting the only jurisdictions in which the nature of the Company’s business or properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect on the Company.  For purposes of this Agreement, “Material Adverse Effect” shall mean any material adverse effect on the business, assets, properties, prospects, condition (financial or other) or results of operation of the Company or the Business.

5.2           Power and Authority; Enforceability.  The Company has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions completed herein.  The Company has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as presently conducted.  This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors rights generally, and the application of equitable principles (whether considered in a proceeding at law or in equity).

5.3           No Conflicts.  Except as set forth on Schedule 5.3 hereto (those consents, permits approvals and authorizations collectively being referred to as the “Consents”), neither the execution and delivery by the Stockholder of this Agreement or the Acquisition Documents to which it is or shall be a party nor the consummation of the transactions contemplated hereby or thereby:

(a)           violates or conflicts with the certificate of incorporation or bylaws of the Company;

(b)           results in the creation of any lien upon any of the properties of the Company;

(c)           violates or conflicts with, or constitutes a default under, or results in a breach of, or gives rise to any right of termination, cancellation or acceleration under (including any circumstances that would result in any of the foregoing with notice or lapse of time or both), or requires any consent, authorization or approval under, any term or provision of any Material Contract (defined in Section 5.11) to which the Company is a party or by which its assets or properties are bound; or

(d)           (i) legally requires the Company to obtain any Consent from, or make any filing with, any Governmental Authority or other person or (ii) violates any provision of (x) any Applicable Law or (y) any Judgment to which the Company is a party of by which the Company or any of its properties is subject.

5.4           Capitalization and Ownership.  The authorized capital stock of the Company consists solely of 200,000 shares of common stock, of which One Hundred (100) shares are issued and outstanding.  All issued and outstanding shares of such common stock were duly and validly issued, and are fully paid and nonassessable.  The Stockholder is the record and beneficial owner of all outstanding capital stock of the Company.  There are no outstanding options, warrants, calls, or commitments of any character relating to any other class of capital stock of the Company, nor are there any outstanding securities convertible into or exchangeable for common shares, or any other class of capital stock of the Company, nor are there any existing agreements to issue the same to which the Company is a party or by which it is bound.  There are no preemptive or first refusal rights to purchase or otherwise acquire shares of the Company’s capital stock pursuant to its certificate of incorporation or bylaws, by agreement or otherwise. There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the capital stock of the Company.

5.5           Subsidiaries and Investments.  The Company does not have any subsidiaries, nor does it directly or indirectly own, of record or beneficially, or own or have any option with respect to, any capital stock of or investments in any person.

5.6           Compliance.  The Company has not taken any actions in violation of any provision of its certificate of incorporation or bylaws that would reasonably be expected to have a Material Adverse Effect on the Company.  The Company has not received any written notice that the Company is in violation or breach of, or in default under, any provision of any Applicable Law or Judgment, or any license, permit, certificate, authorization or other approval of any Governmental Authority applicable to the Company, and the Company has not received any written notice that it is under investigation by any Governmental Authority with respect to any alleged violation or breach of any of the foregoing.

5.7           Financial Statements and Related Matters.

(a)           Financial Information.  Attached as Schedule 5.7(a) hereto are the unaudited balance sheet of the Company as of December 31, 2003 (the “Balance Sheet Date”) and the related statements of income, stockholders’ equity and cash flows for the period then ended, including the notes thereto (the “Financial Statements”).  The Financial Statements present fairly, in all material respects, the financial position and the results of operations and cash flows of the Company as of the period indicated in conformity with Other Comprehensive Basis of Accounting (“OCBOA”).

(b)           Accounts Receivable.  The accounts receivable reflected on the Financial Statements are stated in accordance with OCBOA.  All accounts receivable reflected in the Financial Statements and all accounts receivable arising after the date thereof up to and including the Closing Date arose from bona fide transactions in the ordinary course of business.

(c)           Inventories.  Schedule 5.7(c) hereto sets forth a general description of each type of inventory (raw materials and finished goods) of the Company on the date hereof, identifying the dollar amounts of such inventory by type and the storage location thereof.  The value of the inventories reflected in the Financial Statements were, in each instance, net of adequate reserves for damaged, excess, slow moving, obsolete and unsaleable items.  Existing purchase commitments are not materially in excess of normal requirements, and none of such purchase commitments are at prices materially in excess of the prevailing market prices at the time of the commitment to purchase.

(d)           Indebtedness.  The Company has (i) no indebtedness for borrowed money or capital lease obligations, and (ii) no guarantees of indebtedness for borrowed money or capital lease obligations of another person.

(e)           No Undisclosed Liabilities.  The Company has no liability which is required by GAAP to be reflected or reserved on the Financial Statements or in the notes thereto other than liabilities so reflected, or liabilities incurred in the ordinary course of business since the Balance Sheet Date (none of which would reasonably be expected to have a Material Adverse Effect on the Company).

5.8           Conduct in Ordinary Course.  Since the Balance Sheet Date, the Company has conducted its business in the ordinary course and in conformity with past practice.  Without limiting the generality of the foregoing, except as disclosed on Schedule 5.8 hereto, since the Balance Sheet Date, the Company has not taken any of the following actions:

(a)           sold, leased, transferred or otherwise disposed of, or mortgaged or pledged, or imposed or suffered to be imposed any lien on, any of the assets or properties of the Company, except for transactions in the ordinary course of business consistent with past practice;

(b)           incurred, created or assumed any indebtedness, guaranteed any indebtedness or entered into any capitalized leases outside the ordinary course of business;

(c)           granted any bonus or other special compensation or increased the rate of compensation or benefits payable or to become payable to any directors or officers of the Company or instituted any increase in or otherwise amended any profit sharing, bonus, incentive, deferred compensation, employment-related insurance, pension, retirement, medical, hospital, disability, welfare or other employee benefit plan in a manner which could materially increase the cost thereof, except for increases or amendments required by law;

(d)           declared, set aside or paid any dividend or made any other distribution (whether in cash, stock or other property or any combination thereof) to any person in respect of any capital stock or any other debt or equity securities of the Company;

(e)           purchased, redeemed, called for purchase or redemption or otherwise acquired any shares of capital stock or any options or any other debt or equity securities of the Company;

(f)            made any write-down in the value of any inventory or write-off as uncollectible any notes or accounts receivable, except for write-downs and write-offs in the ordinary course of business and consistent with past practice and which would not reasonably be expected to have a Material Adverse Effect on the Company;

(g)           made any material changes in the accounting methods, practices or principles followed by the Company;

(h)           made any changes in its certificate of incorporation or bylaws;

(i)            made any changes in the number of shares of the Company’s authorized, issued or outstanding capital stock; or issued, granted or sold any shares of the Company’s capital stock or issued, granted, sold, or made any option of any character relating to shares of capital stock of the Company; or

(j)            agreed or committed to do or authorized any of the foregoing.

5.9           Litigation.  The Company is not engaged in, and there is not, pending, nor has the Company received written notice of, any legal action, suit, investigation, inquiry or proceeding by any Governmental Authority or other person (“Legal Action”) against the Company.  The Company is not in violation of any law, regulation, or ordinance or any other requirement of any governmental body or court, which could have a Material Adverse Effect on the Company or the Business.

5.10         Intellectual Property.  Except as set forth on Schedule 5.10, the Company owns no patents, copyright registrations, trademark registrations, tradenames, or service mark registrations, and the Company has no pending applications therefor.  The Company owns or possesses the right to use all of such proprietary rights.  To the knowledge of the Stockholder, there has been no infringement, misappropriation or misuse of any of the proprietary rights or other proprietary information of any third party by the Company.

5.11         Material Contracts.  Schedule 5.11 lists all contracts, leases, agreements, purchase orders and other arrangements to which the Company is a party that are material to the conduct of the Business (the “Material Contracts”).  All of the Material Contracts are valid and binding obligations of the Company and, to the Stockholder’s knowledge, the other parties to the Material Contracts and, except as set forth on Schedule 5.3, do not require the consent of any other party thereto in connection with the transactions contemplated in this Agreement to continue to be valid and binding.  The Stockholder has provided to the Purchaser a true and complete copy of all Material Contracts.

5.12         Real Property.  The Company does not own and has never owned any real property.  Schedule 5.12 lists and briefly describes all real properties leased or subleased to the Company for use in connection with the operation of the Business.  The Company does not have any written agreements relating to the lease of real property and Schedule 5.12 describes the terms of any verbal arrangements.  The Company has no continuing obligations or commitments with respect to any leased real property.

5.13         Title to Property and Related Matters.

(a)           Title and Encumbrances.  The Company has good and marketable title to and possession of all of its assets, free and clear of all liens, except for such failures that would not reasonably be expected to have a Material Adverse Effect on the Company.  At Closing, the Purchaser will have good and marketable title to and possession of all of the assets of the Company.

(b)           Personal Property.  Schedule 5.13 hereto contains a list as of December 31, 2003, of all machinery, equipment, vehicles, furniture and other tangible personal property placed in service that is owned or leased by the Company.  Except as set forth on Schedule 5.13, all of the Company’s tangible personal property is located at the Company’s facility in New Hope, Pennsylvania.  Schedule 5.13 describes whether such tangible personal property is owned or leased by the Company.  All leases and subleases listed on Schedule 5.13 are valid, subsisting, binding and enforceable against the Company in accordance with their respective terms and there are no existing breaches of a material provision thereof or defaults thereunder by the Company or, to the Stockholder’s knowledge, any other person, or events that with notice or lapse of time or both would constitute defaults thereunder by the Company or, to the knowledge of the Stockholder, any other person and no party under any such contract, lease or sublease has given or received a written notice of termination thereunder.  Except as would otherwise not be expected to have a Material Adverse Effect on the Company, all of the tangible personal property owned or leased by the Company is in good operating condition and repair (ordinary wear and tear excepted), is free from significant defects of workmanship or material and is usable and adequate for the operations of the business of the Company as presently conducted, and requires no more repair, replacement and rehabilitation than is normal in the Company’s industry.

5.14         Governmental Permits.

(a)           Schedule 5.14 hereto contains a list of all material franchises, licenses, permits, certificates, authorizations, rights and approvals of Governmental Authorities (collectively, “Governmental Permits”) held by the Company in connection with the operation of its business.  The Company has all Governmental Permits required for the operation of its business as currently conducted, except for such Governmental Permits the failure to so hold would not reasonably be expected to have a Material Adverse Effect on the Company.  All fees and payments due pursuant to the terms of the Governmental Permits listed on Schedule 5.14 have been paid other than failures to pay that would not reasonably be expected to have a Material Adverse Effect on the Company.

5.15         Taxes and Tax Returns.

(a)           The Company has timely filed all Tax Returns required to be filed by it as of the date hereof (or has timely filed for extensions with the appropriate taxing authorities with respect to such Tax Returns). All such Tax Returns were correct and complete in all material respects.

(b)           The Company has paid all Taxes owed by it (whether or not such Taxes are required to be shown on such Tax Returns), except where payment of any such Taxes is being contested in good faith by appropriate proceedings (as set forth on Schedule 5.15(b).

(c)           No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(d)           Other than as set forth on Schedule 5.15(b), there is no audit or examination now pending, with respect to which the Company has been notified regarding any Tax Return of the Company.  The Stockholder, to the best of his knowledge, does not expect the assessment of any additional Taxes for any period during which Tax Returns have been (or should have been) filed. Other than as set forth on Schedule 5.15(b), the Company has not waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(e)           All Taxes required to be deposited, withheld or collected have been so deposited, withheld or collected, and such deposit, withholding or collection has either been paid to the respective governmental agencies or set aside in accounts for such purpose.

(f)            There are no liens for Taxes on any properties or assets of the Company (other than liens for Taxes which are not yet due).

(g)           The Company is not a party to or bound by or obligated under any tax sharing, tax benefit or similar agreement.

(h)           Except for the failure to file the appropriate state forms to elect to be taxed as an “S Corporation” in Pennsylvania for the 2002 and 2003 tax years, the Company has had in effect under Code Section 1362 and applicable state rules, a valid election to be treated as an “S Corporation” since January 1, 2002.  Neither the Company nor the Stockholder has any knowledge of any basis or the existence of any facts that would permit the Internal Revenue Service to revoke that election as an S Corporation prior to and including the Closing Date.  Except for the failure to file the appropriate state forms to elect to be taxed as an “S Corporation” in Pennsylvania for the 2002 and 2003 tax years, since the effective date of the Company’s election to be taxed as an S Corporation prior to and including the Closing Date, the Company will not have incurred or become liable for the payment of any corporate level income tax, or any related penalties or interest.

(i)            For purposes of this Agreement, “Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, estimated, alternative minimum, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.  “Tax Return” means any return, declaration, report, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

5.16         Employment and Labor Matters.  The Company is not a party to any written or oral employment or independent contractor contract, agreement, commitment or arrangement.  Schedule 5.16 provides a true, complete and accurate list of each employee of the Company, including each employee in inactive status who has a right or entitlement to reinstatement by law or under the policies or practices of the Company, and each independent contractor providing services to the Company, and provides the following information for each such individual: name; job title; current rate of compensation (or rate of independent contractor payments, as the case may be), including bonus accruals; and, if reasonably available, accrued unused vacation entitlement. There are no pending, threatened or otherwise unresolved actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands against or involving the Company regarding employment matters. The Company is in compliance with all applicable laws and collective bargaining agreements with respect to employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health.

5.17         Employee Benefit Matters.

(a)           Employee Benefit Plans.  Schedule 5.17 lists each pension benefit, welfare benefit, deferred compensation, bonus, severance, stock option, stock purchase, incentive compensation, educational assistance, supplemental income and other fringe benefit plan, policy, arrangement or agreement, maintained by or contributed to by the Company or with respect to which the Company has liability or a reasonable expectation of liability (collectively referred to, as “Employee Plans”).  The Stockholder has provided the Purchaser prior to the date of this Agreement with true and complete copies of the plan document(s) of each Employee Plan, summary plan descriptions and other descriptive materials provided to employees, group annuity contracts, other investment contracts, financial reports, actuarial valuations, the two (2) most recently filed Forms 5500 with attachments, in the case of an Employee Plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), a copy of the most recent IRS determination letter of such Employee Plan’s qualified status, all other governmental rulings, opinions and inquiries with respect to the employee Plans, and, with respect to each multiemployer plan with respect to which the Company has any liability, a statement of anticipated withdrawal liability as of the Closing Date as if such date were a withdrawal date.  Except as described on Schedule 5.17, none of the Employee Plans provides health coverage, life insurance or other welfare-type benefits to former employees or future former employees of the Company, except as required by ERISA (Employee Retirement Income Security Act of 1974 as amended from time to time) Sections 601-609.

(b)           Employee Benefit Plan Compliance.  No material liabilities, other than for routine payment of benefits in the ordinary course, have been or are expected to be incurred with respect to the Employee Plans. Each Employee Plan intended to qualify under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the United States Internal Revenue Service (“IRS”) and there are no circumstances relating to any such Employee Plan that could adversely affect the qualification of such plan.

(c)           No Controlled Group. The Company is not, and never has been, a member of a controlled group of business entities within the meaning of Code Sections 414(b), (c), (m), (n) or (o).

(d)           Title IV, Multiemployer, and Multiple-Employer Liabilities. Other than the K.D. Scientific Defined Benefit Pension Plan (the “Pension Plan”), the Company does not contribute to, have any obligation to contribute to or otherwise have any liability or potential liability with respect to (i) any employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, (ii) any multiemployer plan (as such term is defined in Section 3(37) of ERISA), or (iii) any employee benefit plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413(c) of the Code (and regulations promulgated thereunder).

(e)           Legal Compliance; No Non-Routine Liabilities. Each Employee Plan and all related trusts, insurance contracts, and funds have been established, maintained, administered and funded in compliance in all material respects with the terms and conditions of such Employee Plan and with all applicable laws and regulations.  There has been no action or omission with respect to any Employee Plan that could result in the imposition of any tax or penalty on the Company. No actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands with respect to the Employee Plans (other than routine claims for benefits which have been timely satisfied) are pending or threatened, and the Stockholder has no knowledge of any facts which could give rise, or be expected to give rise, to any actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands. There has been no governmental audit or investigation of any Employee Plan and no governmental audit of any Employee Plan is ongoing, pending or threatened.

(f)            No Change of Control Liabilities. Except as disclosed in Schedule 5.17, none of the Employee Plans obligates the Company to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a “change in control,” as contemplated by Section 280G of the Code.

(g)           Funded Status of the Pension Plan. The Pension Plan has not incurred any “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived.  The Company has no liability or potential liability to the Pension Benefit Guaranty Corporation (“PBGC”) except for routine payment of premiums all of which have been timely and properly paid. No reportable event (within the meaning of Section 4043 of ERISA) has occurred with respect to the Pension Plan (including any reportable event for which notice to the PBGC is waived by regulation) and the PBGC has not commenced or threatened the termination of the Pension Plan.  The assets of the Pension Plan equal or exceed all of the liabilities thereunder (including both vested and unvested liabilities) on a plan termination basis determined in accordance with the factors, methods, procedures and assumptions required by ERISA and the Code for a defined benefit pension plan terminating on the Closing Date.

(h)           Plan Amendment and Termination. No provision of any Employee Plan or condition exists that would prevent the Company or the Stockholder from terminating or amending any Employee Plan at any time for any reason.

5.18         Insurance.  Schedule 5.18 hereto sets forth a list of all policies or binders of insurance maintained, owned or held by the Company which are in effect and, if such policy is owned by a person other than the Company, the name of the person owning such policy.  Such policies and binders are in full force and effect and all premiums required to be paid thereunder on or prior to the date hereof have been paid and all such premiums required to be paid on or prior to the Closing Date shall have been paid on or prior to such date.  The Company has complied in all material respects with each of such insurance policies and binders.  The Company has not received any written notice of cancellation or nonrenewal of any such policy or binder.

5.19         Environmental Laws.

(a)           Except as set forth in Schedule 5.19, (i) the Company has never generated, transported, used, stored, treated, disposed of, or managed any Hazardous Waste (as defined below), other than in compliance with all applicable Environmental Laws, or except insofar as any such non-compliance would not have a Material Adverse Effect; (ii) no Hazardous Material (as defined below) has ever been spilled, released, or disposed of by the Company or, to the knowledge of the Stockholder, by any other party, at any site presently or formerly owned, operated, leased, or used by the Company for treatment storage, or disposal at any other place, other than in compliance with all applicable Environmental Laws, or except insofar as any such non-compliance would not have a Material Adverse Effect; (iv) to the knowledge of the Stockholder, the Company does not presently own, operate, lease, or use, nor has it previously owned, operated, leased or used any site on which underground storage tanks are or were located; and (v) to the knowledge of the Stockholder, no lien has ever been imposed by any governmental agency on any property, facility machinery, or equipment owned, operated, leased or used by the Company in connection with the presence of any Hazardous Material.

(b)           Except as set forth in Schedule 5.19, (i) the Company has no liability under, nor has it ever violated, any Environmental Law (as defined below), except for any such liability or violation that would not have a Material Adverse Effect; (ii) the Company, any property owned, operated, leased, or used by the Company, and any facilities and operations thereon are presently in compliance with all applicable Environmental Laws, except for any such non-compliance that would not have a Material Adverse Effect; (iii) the Company has never entered into or been subject to any judgment, consent decree, compliance order, or administrative order with respect to any environmental or health and safety matter or received any request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any environmental or health and safety matter or the enforcement of any Environmental Law; and (iv) the Stockholder has no knowledge or reason to know that any of the items enumerated in clause (iii) of this subsection will be forthcoming.

(c)           The Stockholder and the Company have provided to Purchaser copies of all documents, records, and information available to the Stockholder and the Company concerning any environmental or health and safety matter concerning the Company or the business, including, without limitation, environmental audits, environmental risk assessments, site assessments, documentation regarding off-site disposal of Hazardous Materials, spill control and plans, and reports, correspondence, permits, licenses, approvals, consents, and other authorizations related to environmental or health and safety matters issued by any governmental agency.

(d)           For purposes of this Section 5.19, (i) “Hazardous Material” shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, contaminant, or other substance which may pose a threat to the environment or to human health or safety, as defined or regulated under any Environmental Law; (ii) “Hazardous Waste” shall mean and include any hazardous waste as defined or regulated under any Environmental Law; and (iii) “Environmental Law” shall mean any environmental or health and safety-related law, regulation, rule, ordinance, or by-law at the foreign, federal, state or local level, whether existing as of the date hereof, previously enforced or subsequently enacted.

ARTICLE VI

COVENANTS

6.1           Further Assurances.  From and after the Closing Date, consistent with the terms and conditions hereof, each party hereto will execute and deliver such instruments and take such other actions as the other parties hereto may reasonably require or request in order to carry out this Agreement and the other Acquisition Documents and the transactions contemplated hereby and thereby.  Stockholder agrees that he will conduct all remaining reporting and make the disclosures required by applicable law in respect of the termination of the KD Scientific Defined Benefit Pension Plan at his expense including, if so required, filing a Form 5500 for the plan years ended December 31, 2003 and December 31, 2004, and will provide copies of such filings to Purchaser.

6.2           Right to Audit Year-End Financial Statements.  Purchaser shall have the right to audit the Company’s financial statements for the periods ended December 31, 2003 and December 31, 2002, if such an audit or audits is or are required by any law or rule or regulation applicable to Purchaser, any governmental or regulatory agency or organization, any securities exchange, stock market or similar organization, any underwriter or placement agent or any of Purchaser’s lenders, or if Purchaser, acting in its reasonable discretion and in good faith, determines that it needs to obtain such audit or audits in order to meet, in a timely manner, any anticipated requirement which may be imposed by any such agency, organization, exchange, market, underwriter, placement agent or lender.  The Stockholder shall cooperate with Purchaser in respect of such audits and shall provide Purchaser and its employees, independent accountants, attorneys and other advisors, to the extent not already provided to Purchaser or its counsel, with such information as is reasonably necessary, proper, convenient or desirable in order to complete such audits or for Purchaser to prepare and audit its financial statements.  In furtherance of this obligation, the Stockholder agrees that at Purchaser’s request, Stockholder will make its independent accountants, attorneys, books, records and other financial information available to Purchaser and its representatives, but only to the extent reasonably necessary, proper, convenient or desirable in order to complete such audits or to prepare and audit such additional financial statements and only to the extent within Stockholder’s control.  The Stockholder acknowledges that time is of the essence with respect to its obligations under this Section 6.3, and the Stockholder agrees that it will perform in a commercially reasonable manner, and that it will cause its employees, independent accountants and attorneys to perform, its obligations under this Section as quickly as is reasonably possible after Purchaser’s request.  No provision of this Section 6.3 shall require, or be construed so as to require, the Stockholder to waive any attorney-client privileges to which it is lawfully entitled.  Purchaser shall be responsible for any fees and out-of-pocket expenses of Stockholder and its advisors for acting pursuant to this Section 6.2.

6.3           Duty to Cooperate.  The Stockholder shall cooperate with Purchaser and its advisors in connection with any filings to be made by Purchaser or its affiliates, including, without limitation, filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or pursuant to state securities laws, and shall furnish all information reasonably required in connection therewith.

6.4           Public Announcements.

(a)           Unless required by Applicable Law, the Stockholder and the Purchaser shall not, and shall each cause their respective officers, employees and other authorized representatives not to, prior to the Closing Date, issue any press release or make any other public disclosure or announcement or otherwise make any disclosure to any third person, except Purchaser’s lenders, concerning the transactions contemplated by this Agreement or the terms and provisions hereof.

(b)           Should any press release or other public disclosure be required to be made to comply with any securities laws, then the Purchaser shall not make such release or disclosure without first using its commercially reasonable efforts to obtain the prior written consent of the Stockholder hereto as to both the timing and content of such press release or public disclosure, which consent shall not be unreasonably withheld.

6.5           Tax Matters.  The following provisions shall govern the allocation of responsibility between the Purchaser and the Stockholder for certain tax matters following the Closing Date:

(a)           Tax Periods Ending on or Before the Closing Date.  The Stockholder shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all taxable periods ending on or prior to the Closing Date, including Tax Returns which are required to be filed after the Closing Date.  Such Tax Returns shall be prepared in accordance with the Company’s past custom and practice (provided such practice is consistent with applicable law and regulations), and allocations of items of income and gain and loss and deduction shall be made using the closing of the books method.  In preparing each Tax Return, the Stockholder shall consult with the Purchaser in good faith and shall provide the Purchaser with drafts of such Tax Returns (together with the relevant back-up information) for review at least ten (10) days prior to filing.  Purchaser agrees to assign and promptly remit to the Stockholder and cause the Company to assign and promptly remit to the Stockholder all refunds (including interest thereon) received by Purchaser or the Company in respect of Taxes paid with respect to any period or portion of a period up to and including the Closing Date.

(b)           Tax Periods Beginning Before and Ending After the Closing Date.  The Purchaser shall prepare or cause to be prepared and filed or cause to be filed all Tax Returns of the Company for tax periods which began before the Closing Date and end after the Closing Date.  Such Tax Returns shall be prepared in accordance with the Company’s past custom and practice (provided such practice is consistent with generally accepted tax accounting principles).  In preparing each Tax Return, the Purchaser shall consult with the Stockholder in good faith and shall provide the Stockholder with drafts of such Tax Returns (together with the relevant back-up information) for review at least ten (10) days prior to filing.  Purchaser agrees to assign and promptly remit to the Stockholder and cause the Company to assign and promptly remit to the Stockholder all refunds (including interest thereon) received by Purchaser or the Company in respect of Taxes paid with respect to any period or portion of a period up to and including the

Closing Date. The Purchaser agrees (i) to cause the Company to make requests for any such refunds as may be reasonably requested by the Stockholder; and (ii) that the Stockholder shall be entitled to utilize any tax credits of the Company that exist as of the date of this Agreement, if and to the extent permissible under applicable law and regulations, to offset any Taxes for which the Stockholder is responsible pursuant to this Agreement.

(c)           Cooperation on Tax Matters.

(i)            The Purchaser and the Stockholder shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 6.5 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Purchaser and the Stockholder agree (A) to retain all books and records with respect to tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Stockholder, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Purchaser or the Stockholder, as the case may be, shall allow the other party to take possession of such books and records to the extent they would otherwise be destroyed or discarded.

(ii)           The Purchaser and the Stockholder further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including Taxes with respect to the transactions contemplated hereby).

6.6           Transition Support.  To facilitate the smooth transition of the Business after Closing, the Stockholder shall be available to provide Purchaser with support and transition assistance during the thirty (30) days after the Closing, including at Purchaser’s business location in Holliston, MA, or such other location selected by Purchaser.  Such support and transition services may include such services as may be requested by Purchaser, in its reasonable discretion.  For a six (6) month period following the thirty (30) day period after the closing, the Stockholder shall continue to be available for reasonable consultation from time to time without compensation.  Purchaser shall reimburse the Stockholder for travel and out-of-pocket expenses reasonably incurred by the Stockholder in providing this transition assistance.

6.7           Transfer of Assets.  As Purchaser will not be occupying the Company’s current facility, Purchaser shall use its commercially reasonable efforts to assume full possession of any of the Company’s assets located at the Company’s facility and to remove such assets from the facility as soon as possible after the Closing Date; provided, however, that Purchaser shall only be permitted to store such assets without charge to Purchaser, including inventory, for a period not to exceed fifteen (15) days after the Closing (the “Transfer Period”).   During the Transfer Period each of Purchaser and the Stockholder shall use its commercially reasonable efforts to effect the prompt transfer of possession of the assets to Purchaser during regular business hours (unless otherwise agreed) and without undue interruption of or burden upon either party.  During the Transfer Period, the Purchaser shall, at its expense, maintain insurance on the assets contained in the facility.  Stockholder shall not deliberately permit or suffer to exist any lien on, damage to, or destruction of, the assets in the facility, but the risk of loss for such assets will pass to the Purchaser at the Closing.

ARTICLE VII

CLOSING CONDITIONS AND DELIVERIES

7.1           Conditions to the Purchaser’s Consummation of the Acquisition.  The obligation of the Purchaser to enter into this Agreement and consummate the Acquisition shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, each of which may be waived by the Purchaser:

(a)           Representations and Warranties True.  Each of the representations and warranties of the Stockholder contained in this Agreement shall be true and correct as in all respects as of the Closing Date as though made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which shall be correct in all material respects as of such date).

(b)           No Material Adverse Effect.  There shall have been no change, event, occurrence, non-occurrence, or condition which, individually or in the aggregate, has had or could reasonably be expected to have, a Material Adverse Effect on the Company or the Business since November 21, 2003, whether or not in the ordinary course of business.

(c)           Due Diligence. Purchaser shall be satisfied with the results of its due diligence investigation of the Company.

(d)           Performance by the Stockholder.  The obligations of the Stockholder to be performed on or before the Closing Date pursuant to the terms of this Agreement, shall have been duly performed and complied with in all respects.

(e)           Non-Competition Agreement.  The Stockholder shall have executed, entered into and delivered to Purchaser a Non-Competition and Confidentiality Agreement (the “Non-Competition Agreement”), substantially in the form attached hereto as Exhibit B.

(f)            Litigation Searches.  The Purchaser shall have performed certified litigation searches of the litigation records from each of the counties and in each federal district in which the Company is located, showing that no litigation has been filed against the Company or the Business.

(g)           UCC Searches. Purchaser shall have obtained acceptable Uniform Commercial Code financing statement searches (the “UCC Searches”) conducted under the Company’s corporate names and any assumed names under which the Company’s has in the past conducted, or is currently conducting, business, (A) from any and all states and any and all counties in such states in which any Company owns or leases any property, and (B) any other state in which any Company is qualified to do business, showing no liens on or affecting the Business or any part of the assets or the leased property of the Company.

(h)           [Intentionally Omitted].

(i)            Consents and Approvals.  All required Consents shall have been obtained and Purchaser’s Board of Directors shall have approved the Acquisition.

(j)            Absence of Litigation.  No Judgment prohibiting the transactions contemplated by this Agreement or the other Acquisition Documents shall have been entered by a Governmental Authority with proper jurisdiction which remains in effect, and no Legal Action shall have been instituted by any Governmental Authority challenging this Agreement or the Acquisition or the other transactions contemplated by this Agreement or the other Acquisition Documents.

(k)           Deliveries.  The Stockholder shall have tendered to the Purchaser all documents which the Stockholder is required by Section 8.2(a) to deliver to the Purchaser.

7.2           Conditions to the Stockholder’s Consummation of the Acquisition.  The obligation of the Stockholder to enter into this Agreement and consummate the Acquisition shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, each of which may be waived by the Stockholder:

(a)           Representations and Warranties True.  Each of the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date.

(b)           Performance by the Purchaser.  Each of the obligations of the Purchaser to be performed by it on or before the Closing Date pursuant to the terms of this Agreement, shall have been duly performed and complied with in all respects.

(c)           Consents and Approvals.  All required consents shall have been obtained.

(d)           Absence of Litigation.  No Judgment prohibiting the transactions contemplated hereby shall have been entered by a Governmental Authority with proper jurisdiction which remains in effect, and no Legal Action shall have been instituted by any Governmental Authority challenging this Agreement or the Acquisition or the other transactions contemplated by this Agreement and the other Acquisition Documents.

(e)           Deliveries.  The Purchaser shall have tendered to the Stockholder all documents and the payment which the Purchaser is required by Section 8.2(b) to deliver to the Stockholder.

ARTICLE VIII

CLOSING

8.1           Closing.  The Closing shall take place on the Closing Date as set forth in Section 2.6.  The Closing shall be held at the offices of Purchaser, 84 October Hill Road, Holliston, MA 01746, or any other place the parties shall mutually agree.  At the Closing, each of the parties shall take all action and deliver all documents, instruments, certificates, agreements and other items as required under this Agreement in order to perform, fulfill and observe all covenants, conditions and agreements on its part to be performed, fulfilled and observed at or prior to the Closing Date (and not theretofore accomplished) and cause all conditions precedent to the other party’s obligations hereunder to be satisfied in full.

8.2           Closing Documents.

(a)           At the Closing, the Stockholder shall deliver to the Purchaser all of the following:

(i)            this Agreement;

(ii)           the Shares, together with duly executed instruments of assignment;

(iii)          a certificate certifying that the conditions set forth in Sections 7.1(a), (b) and (c) have been satisfied by the Stockholder. Attached to such certificate shall be a copy of the Company’s bylaws, a certified copy of the Company’s certificate of incorporation, a good standing certificate for the Company and a copy of the minutes or resolutions approving the transactions contemplated in this Agreement, and such certificate shall certify that, as of the Closing Date, such bylaws, certificate of incorporation and minutes or resolutions are true, complete and correct, have not be altered or repealed and are in full force and effect;

(iv)          written resignations from the directors and officers of the Company;

(v)           the Escrow Agreement;

(vi)          the Non-Competition Agreement;

(vii)         [Intentionally Omitted];

(viii)        the Company’s original minute book; and

(ix)           such other documents and instruments as are contemplated in this Agreement or as Purchaser or Purchaser’s counsel may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement.

(b)           At the Closing, the Purchaser shall deliver to the Stockholder the following:

(i)            this Agreement;

(ii)           a certificate from the Purchaser certifying that the conditions set forth in Sections 7.2(a) and (b) have been satisfied by the Purchaser;

(iii)          the Escrow Agreement;

(iv)          the Non Competition Agreement;

(v)           the wire transfer of the Purchase Price (net of the Escrow Amount delivered to the Escrow Agent pursuant to the terms of the Escrow Agreement); and

(vi)          such other documents and instruments as are contemplated in this Agreement or as Stockholder or Stockholder’s counsel may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement.

ARTICLE IX

INDEMNIFICATION

9.1           Indemnification of Purchaser.  The Stockholder hereby agrees to indemnify, defend and hold harmless Purchaser, and its officers, directors, shareholders, employees, independent contractors, agents, successors and assigns (collectively, the “Purchaser Parties”) from and against any and all liabilities, losses, costs or expenses which any of the Purchaser Parties may suffer or for which any of the Purchaser Parties may become liable and which are based on, the result of, arise out of or are otherwise directly related to any of the following:

(a)           subject to Section 10.1, any inaccuracy or misrepresentation in, or breach of any representation or warranty of the Company or the Stockholder contained in this Agreement, any of the Acquisition Documents or any certificate, schedule, list or other instrument to be furnished by the Company or the Stockholder to Purchaser pursuant to this Agreement or any of the Acquisition Documents;

(b)           any breach or failure of the Stockholder to perform any covenant or agreement required to be performed by the Stockholder pursuant to this Agreement or any of the Acquisition Documents;

(c)           any failure of the Stockholder to reimburse the Company for any and all expenses, costs, fees and charges incurred by it in connection with this Agreement or the transactions contemplated in this Agreement;

(d)           any Excluded Liability, the Stockholder’s failure to perform, pay and discharge any Excluded Liability prior to or at the Closing, or the Stockholder’s failure to reimburse the Company for any Excluded Liability; and

(e)           any and all actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including reasonable attorneys’ and consultants’ fees (collectively, “Related Expenses”), incident to any of the foregoing provisions 9.1(a) – (e).

9.2           Indemnification of the Stockholder.  Purchaser hereby agrees to indemnify, defend and hold harmless Stockholder and its respective, officers, directors, shareholders, employees, independent contractors, agents, successors and assigns (collectively, the “Seller Parties”) from and against any and all liabilities, losses, costs or expenses which any of the Seller Parties may suffer or for which any of the Seller Parties may become liable and which are based on, the result of, arise out of or are otherwise directly related to any of the following:

(a)           subject to Section 10.1, any inaccuracy or misrepresentation in, or breach of any representation or warranty of Purchaser contained in, this Agreement, any of the Acquisition Documents or any certificate, schedule, list or other instrument to be furnished by Purchaser to Stockholder pursuant to this Agreement or any of the Acquisition Documents;

(b)           any breach or failure of Purchaser to perform any covenant or agreement required to be performed by Purchaser pursuant to this Agreement or any of the Acquisition Documents; and

(c)           any and all Related Expenses incident to any of the foregoing.

9.3           Minimization of Indemnities.  Each party shall use reasonable efforts to minimize the indemnification obligations of the other parties under this Section 9 by, among other reasonable things and without limiting the generality of the foregoing, taking such reasonable remedial action as it believes may minimize such obligation, seeking to the maximum extent possible reimbursement from insurance carriers under applicable insurance policies covering any such liability and handling warranty claims consistent with past practices of the Company.

9.4           Limitation on Indemnities.  Any provision of this Agreement to the contrary notwithstanding, no claim for indemnification by any party against another party under this Section 9 shall be valid and assertible unless and until the aggregate amount of all claims, sought by one party against another exceeds Seventy Five Thousand Dollars ($75,000.00) (the “Basket Amount”), but then such party may seek indemnification for the full amount of such claims, including the Basket Amount; and provided further, that no party’s liability under this Section 9 shall exceed Twenty Percent (20%) of the Purchase Price (the “Cap”).  Notwithstanding any provision of this Agreement to the contrary, the Basket Amount and the Cap shall not apply to (i) fraud or intentional misrepresentation of a material fact; (ii) any obligations and debts of the Stockholder or the Company relating to the Company’s prior tax filings and any other tax liabilities (if any) up through the date of closing; (iii) any inaccuracy of the Stockholder’s representations in Sections 4.3, 5.2 or 5.4; or (iv) Purchaser’s ability to use the Escrow to satisfy any Post Closing Adjustment Amount under Section 2.4(d).

9.5           Notice; Defense of Claims.  An indemnified party may make claims for indemnification hereunder by giving written notice thereof to the indemnifying party within the period in which indemnification claims can be made hereunder.  If indemnification is sought for a claim or liability asserted by a third party, the indemnified party shall also give written notice thereof to the indemnifying party promptly after it receives notice of the claim or liability being asserted, but the failure to do so shall not relieve the indemnifying party from any liability except to the extent that it is materially prejudiced by the failure or delay in giving such notice.  Such notice shall summarize the basis for the claim for indemnification and any claim or liability being asserted by a third party.  Within twenty-five (25) calendar days after receiving such notice the indemnifying party shall give written notice to the indemnified party stating whether it consents to the claim or whether it disputes the claim for indemnification and whether it will defend against any third party claim or liability at its own cost and expense.  If the indemnifying party consents to the claim, the claim shall become immediately due and payable.  If the indemnifying party has not responded to the indemnified party’s initial notice within ten (10) calendar days of the indemnifying party’s receipt of such initial notice, the indemnified party shall provide to the indemnified party an additional notice in writing.  If the indemnifying party fails to give notice that it disputes an indemnification claim within twenty five (25) calendar days after receipt of this additional notice, it shall be deemed to have accepted and agreed to the claim, which shall become immediately due and payable.  The indemnifying party shall be entitled to direct the defense against a third party claim or liability, including but not limited to any claim or action relating to the Company’s prior tax filings and any other tax liabilities, with counsel selected by it (subject to the consent of the indemnified party, which consent shall not be unreasonably withheld) as long as the indemnifying party is conducting a good faith and diligent defense.  The indemnified party shall at all times have the right to participate in the defense of a third party claim or liability at its own expense directly or through counsel; provided, however, that if the named parties to the action or proceeding include both the indemnifying party and the indemnified party and the indemnified party is advised that representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the indemnified party may engage separate counsel at the expense of the indemnifying party.  The indemnifying party shall have the right to approve or settle any such dispute, but only with the prior written consent of the indemnified party, which consent will not be unreasonably withheld.  If no such notice of intent to dispute and defend a third party claim or liability is given by the indemnifying party, or if such good faith and diligent defense is not being or ceases to be conducted by the indemnifying party, the indemnified party shall have the right, at the expense of the indemnifying party, to undertake the defense of such claim or liability (with counsel selected by the indemnified party), and to compromise or settle it, exercising reasonable business judgment.  If the third party claim or liability is one that by its nature cannot be defended solely by the indemnifying party, then the indemnified party shall make available such information and assistance as the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense, at the expense of the indemnifying party.  The indemnified party shall notify the indemnifying party of claims or potential claims as soon as is reasonably practicable after the indemnified party becomes aware of any such claim or potential claim and shall at a minimum provide a quarterly update notice of claims or potential claims.

9.6           Indemnification as Exclusive Remedy.  Except for claims for fraud or intentional misrepresentation, the indemnification provided for in this Article IX, subject to the limitations set forth herein, shall be the sole and exclusive remedy for monetary damages available to any party pursuant to this Agreement.  Nothing contained in this Agreement shall constitute or be deemed a waiver of any right of a party to seek a remedy in equity for any claim against the other party other than a claim for damages.

9.7           Satisfaction of the Stockholder’s Indemnification Obligations.   A Purchaser party shall satisfy any rights to indemnification that it may have pursuant to Section 9.1 (as limited by Section 9.4) by using the proceeds from the Escrow, if any, in accordance with the terms of the Escrow Agreement before seeking indemnification payments directly from the Stockholder. To the extent that the remaining proceeds of the Escrow are insufficient to satisfy the Stockholder’s indemnification obligations under this Agreement, only then may a Purchaser Party seek indemnification payments directly from the Stockholder with respect to any unsatisfied amounts.

ARTICLE X

MISCELLANEOUS

10.1         Survival.   The representations and warranties of the Stockholder in Articles IV and V hereof shall survive for a period of twelve (12) months after the Closing Date, except that the representations and warranties of the Stockholder in Sections 4.3, 5.2 and 5.4 shall survive indefinitely and the representations and warranties of the Stockholder in Section 5.15 shall survive until thirty (30) days after the expiration of the applicable statute of limitations. The representations and warranties of the Purchaser in Article III hereof shall survive for a period of twelve (12) months after the Closing Date.  Claims first asserted in writing during the survival period (whether or not the amount of the claim has become ascertainable within such period) shall not thereafter be barred).

10.2         Expenses.   Each of the parties hereto shall bear its own costs, fees and expenses in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, fees, commissions and expenses (including, without limitation, all filing, printing, copying, mailing, telephone, transportation and delivery charges) payable to brokers, finders, investment bankers, consultants, exchange, transfer or paying agents, attorneys, accountants and other professionals, whether or not the transactions contemplated by this Agreement are consummated.

10.3         Governing Law.  This agreement shall be governed by and construed in accordance with the internal substantive laws of the State of Massachusetts without consideration of principles of conflicts or choice of laws.

10.4         Dispute Resolution.

(a)           All disputes, claims or controversies arising out of or relating to this Agreement, or any other agreement executed and delivered pursuant to this Agreement, or the negotiation, breach, validity or performance hereof and thereof, or the transactions contemplated hereby and thereby, that are not resolved by mutual agreement shall be resolved solely and exclusively by binding arbitration to be conducted before J.A.M.S/Endispute, Inc. in Boston, Massachusetts before a single arbitrator mutually agreeable to the parties hereto (the “Arbitrator”), other than a dispute under Section 2.4 hereof for which the Independent Accounting Firm is expressly given the final authority to resolve.  If the parties are unable to agree upon a single Arbitrator within thirty (30) days after arbitration is demanded, each of Purchaser and Stockholder shall select an accredited arbitrator, and such selected accredited arbitrators shall select a single arbitrator to serve as the Arbitrator.  The parties agree that they shall instruct their selected arbitrators to select, to the extent possible, a single arbitrator with knowledge of or experience in the scientific laboratory equipment industry.  The parties understand and agree that this arbitration shall apply equally to claims of fraud or fraud in the inducement.

(b)           The parties covenant and agree that the arbitration shall commence no later than one hundred twenty (120) days of the date on which a written demand for arbitration is filed by any party hereto (the “Filing Date”).  In connection with the arbitration proceeding, the Arbitrator shall have the power to order the production of documents or information by each party and any third-party witnesses.  The Arbitrator’s decision and award shall be made and delivered no later than one hundred and eighty (180) days from the date the arbitration process is commenced.  The Arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability.  The Arbitrator shall not have power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages or any other damages that are specifically excluded under this Agreement, and each party hereby irrevocably waives any claim to such damages.

(c)           The parties covenant and agree that they will participate in the arbitration in good faith and that they will (i) bear their own attorneys’ fees, costs and expenses in connection with the arbitration, (ii) share equally in the fees and expenses charged by the Arbitrator, and (iii) maintain the confidentiality of and not disseminate any information regarding the arbitration proceedings or any award or judgment resulting from such proceedings.  Any party unsuccessfully refusing to comply with an order of the Arbitrators shall be liable for costs and expenses, including attorneys’ fees, incurred by the other party in enforcing the award.  Nothing contained in this Section 10.4 shall be construed to limit or preclude a party from bringing any action for temporary, preliminary or permanent injunctive relief in a court of competent jurisdiction as provided in Section 10.9 below.

10.5         Notices.  All notices, requests, demands or other communications made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given upon receipt when delivered personally, by mail, by courier, by facsimile, telegram, telex or similar means of communication (in all instances other than delivery by mail with confirmation by mail to be provided by the party giving notice) to the recipient party, to the following addresses:

If to the Stockholder
3307 Windy Bush Road
New Hope, PA 18938
Facsimile: (215) 862-6476
Telephone: (215) 862-6476
Attention: Ken Dunne

with a copy to:

McDermott Will and Emery
28 State Street
Boston, MA 02109-1775
Facsimile: (617) 535-3800
Telephone: (617) 535-4060
Attention: Jack Steele

If to the Purchaser:

84 October Hill Road
Holliston, MA 01746
Attention: Mark Norige
Facsimile: (508) 429-5732
Telephone: (508) 893-8999

with a copy to:

Jaffe, Raitt, Heuer & Weiss,
Professional Corporation
One Woodward Avenue, Suite 2400
Detroit, Michigan 48226
Attention: Sara M. Kruse
Facsimile: (313) 961-8358
Telephone: (313) 961-8380

Any party may change its address for purposes of this Section 10 by notice to the others of such change in the manner specified above.  Notices, requests, demands or other communications shall be deemed given (i) if delivered personally, upon delivery, (ii) if delivered by registered or certified mail (postage prepaid, return receipt requested), upon the earlier of actual delivery or three (3) business days after being mailed, (iii) if delivered by overnight courier or similar service, upon delivery, or (iv) if given by telecopy, upon receipt of confirmation of transmission by telecopy; provided that if such notices or other communications would otherwise be deemed given on a day which is not a business day, the delivery shall be deemed the first business day following such day.

10.6         Assignment; Successors. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto, either in whole or in part, without the prior written consent of the other parties hereto; provided that Purchaser may assign this Agreement and all of its rights under it to any person or entity substantially owned or controlled by Purchaser provided Purchaser shall remain liable for its obligations hereunder.

10.7         Entire Agreement.  The Schedules and Exhibits hereto constitute an integral part of this Agreement.  This Agreement, the other Acquisition Documents and the Confidentiality Agreement constitute the entire and sole agreement and understanding between the parties hereto with respect to the subject matter hereof and thereof and supersede any prior or contemporaneous understanding, agreements, representations or warranties, whether oral or written, with respect to the subject matter hereof and thereof.

10.8         Severability.  Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  Moreover, if any one or more provisions contained in this Agreement shall for any reason be held by any court of competent jurisdiction to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed, by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

10.9         Remedies. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for breach of the provisions of this Agreement and that any party hereto shall be entitled, in its sole discretion, to apply to any court of competent jurisdiction for specific performance or injunctive relief (without the need to post any bond or other security) in order to enforce or prevent any violations of the provisions of this Agreement pending a final determination of such matters.  Unless expressly set forth herein to the contrary, all remedies set forth herein are cumulative and are in addition to any and all remedies provided either party at law or in equity.

10.10       Time.  Subject to any required notice and the lapse of any applicable cure periods, time is of the essence of this Agreement with respect to each and every provision of this Agreement in which time is specifically expressed to be a factor.

10.11       Modification, Amendment, Waiver.  No modification or amendment of any provision of this Agreement shall be effective unless approved in writing by the parties to the Agreement.  No party shall be deemed to have waived compliance by any other party with any provision of this Agreement unless such waiver is in writing, and the failure of any party at any time to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the rights of any party thereafter to enforce such provisions in accordance with their terms.  No waiver of any provision of this Agreement shall be deemed to be a waiver of any other provision of this Agreement.  No waiver of any breach of any provision of this Agreement shall be deemed the waiver of any subsequent breach thereof or of any other provision of this Agreement.

10.12       Counterparts; Facsimile.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document.  All such counterparts will be deemed to be an original, shall be construed together and shall constitute one and the same instrument. Photostatic or facsimile reproductions of this Agreement may be made and relied upon to the same extent as originals.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Stock Purchase Agreement as of the date first above written.

“Stockholder”

/s/ Ken Dunne
Ken Dunne

“Company”

KD SCIENTIFIC INC., a Massachusetts corporation

By:	/s/ Ken Dunne
Name: Ken Dunne
Title: President

“Purchaser”

HARVARD BIOSCIENCE, INC., a Delaware corporation

By:	/s/ Mark A. Norige
Name: Mark A. Norige
Title: C.O.O.

[Signature Page to Stock Purchase Agreement]